Filed Pursuant to Rule 433

Registration No. 333-236683

October 6, 2020

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 2,500,000,000 6.375% NOTES DUE OCTOBER 14, 2025

ISSUER:	The Republic of Turkey

SECURITIES:	6.375% Notes due October 14, 2025

PRICING DATE:	October 6, 2020

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	B2 (Moody’s) / BB- (Fitch)

ISSUE SIZE:	USD 2,500,000,000

PRICE TO PUBLIC:	99.894%

TOTAL FEES:	USD 1,750,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 2,495,600,000

YIELD TO MATURITY:	6.400% per annum

COUPON:	6.375% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	October 14, 2025

SPREAD TO BENCHMARK US TREASURY:	608.7 bps

BENCHMARK US TREASURY:	UST 0.250% due September 30, 2025

BENCHMARK US TREASURY YIELD:	0.313%

DENOMINATIONS:	USD 200,000/USD 1,000

GOVERNING LAW:	The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Turkey.

INTEREST PAYMENT DATES:	April 14 and October 14, beginning on April 14, 2021

CUSIP / ISIN:	900123CZ1 / US900123CZ18

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities plc

SETTLEMENT DATE:	Expected October 14, 2020 (T+5) through the book-entry facilities of The Depository Trust Company

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free BofA Securities, Inc. at +1-800-294-1322, Citigroup Global Markets Inc. at +1-800-831-9146 and J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/869687/000119312520264523/d88813d424b5.htm

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